EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

1.	Knock-Out Technologies, Ltd., a Nevada Ltd company
2.	MedElite, Inc., a Texas corporation
3.	Cinnergen, Inc., a Nevada corporation
4.	PurEffect, Inc., a Nevada corporation
5.	I-Boost, Inc., a Nevada corporation
6.	Cinnechol, Inc., a Nevada corporation
7.	Freedom2 Holdings, Inc. a Delaware corporation
8.	Freedom2, Inc. a Delaware corporation
9.	Exceptional Tattoo and Equipment Supply Company, Inc. a Delaware corporation